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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                (Amendment No. 1)

                           CAI Wireless Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   12476P 20 3
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                                 (CUSIP Number)

                               Charles T. Cannada
                  Senior Vice President, Corporate Development
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               P. Bruce Borghardt
                               MCI WORLDCOM, Inc.
                            10777 Sunset Office Drive
                                    Suite 330
                            St. Louis, Missouri 63127
                                 (314) 909-4100

                    June 29, 1999 (See Items 3 and 4 herein)
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 4 Pages)


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

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CUSIP No. 12476P 20 3           Schedule 13D             Page 2 of 4 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MCI WORLDCOM, Inc. 58-1521612
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                    (b) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                                     WC & BK
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                          [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Georgia
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  NUMBER OF SHARES       7     SOLE VOTING POWER

                                       8,284,425 (See Item 5)
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 BENEFICIALLY OWNED      8     SHARED VOTING POWER
         BY
                                             0
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   EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                       8,284,425 (See Item 5)
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    PERSON WITH         10     SHARED DISPOSITIVE POWER

                                              0
--------------------- -------- -------------------------------------------------
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,284,425 shares of common stock (See Item 5)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              48.0%
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   14      TYPE OF REPORTING PERSON*
                                               CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 12476P 20 3              Schedule 13D            Page 3 of 4 Pages
------------------------------                       ---------------------------

Preliminary Statement:

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by MCI WORLDCOM, Inc. ("MCI WorldCom") on June 9, 1999 (the "Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Shares") of CAI Wireless Systems, Inc. ("CAI"), a Connecticut corporation. The principal executive offices of CAI are located at 18 Corporate Woods Boulevard, Albany, New York 12211. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 1 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding the following paragraph immediately succeeding the final paragraph:

         The Purchaser expects that purchases of additional Shares, if any, by Purchaser also will be funded from its cash on hand and from borrowings under its commercial paper program and the Credit Facility. If the Purchaser enters into any agreement or arrangement with any other person for the purchase of Shares (as described in Item 4 below), the Purchaser intends to file an appropriate amendment to the Schedule 13D, which will disclose the source and amount of funds or other consideration to be used by any such person.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and supplemented by adding the following paragraph immediately preceding the final paragraph:

         Subject to market conditions and developments with respect to the transactions contemplated by the Merger Agreement, MCI WorldCom, directly or indirectly, may purchase additional Shares in the open market or in privately negotiated transactions prior to the consumation of the merger, to the extent permitted by applicable laws, including federal securities laws, to facilitate its efforts to consummate the merger. MCI WorldCom intends to pay no more than the merger consideration of $28.00 per share for any additional Shares that it may decide to purchase. In addition to acquiring additional Shares directly, MCI WorldCom may enter into contracts, agreements, arrangements, understandings or relationships with third parties with respect to the Shares, including but not limited to the purchase, transfer or voting of any of the Shares, loan or option arrangements, puts or calls, and the giving of proxies with respect to the merger. If MCI WorldCom enters into any such contract, agreement, arrangement, understanding or relationship, it intends to file an appropriate amendment to the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material To Be Filed As Exhibits

         No change.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1999

                                    MCI WORLDCOM, Inc.

                                   By:  /s/ Charles T. Cannada
                                      -----------------------------------------
                                        Name:    Charles T. Cannada
                                        Title:   Senior Vice President,
                                                 Corporate Development